Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (México), S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

(Commission File No.: Registration No. 000-55899)

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

inside information

Banco Santander, S.A. (“Banco Santander”) announces that it intends to make an offer to acquire all shares of Banco Santander (Mexico), S.A. (“Santander Mexico”) not already held by the Santander Group, representing up to approximately 25% of Santander Mexico’s share capital.

Shareholders who accept the offer at the expected consideration would receive 0.337 newly issued shares of Banco Santander for every share of Santander Mexico and 1.685 American Depositary Shares (ADSs) of Banco Santander for every ADS of Santander Mexico1 (the “Exchange Ratio”).

The Exchange Ratio entails a 14% premium based on the closing market prices of Banco Santander and Santander Mexico shares on 11 April 20192, or a 22% based on the past 1 month volume weighted average price.

The exchange offer is expected to be launched and settled in the second half of the year. The Exchange Ratio takes into account both the Santander Mexico dividend against the 2018 results which is expected to be approved by Santander Mexico at its annual general meeting on 29 April 2019 and the dividend against 2018 results expected to be paid by Banco Santander in early May 20193. Santander Mexico tendering shareholders will be entitled to receive the first interim dividend to be paid by Banco Santander against the 2019 results which is expected to be paid in October-November 2019. The Exchange Ratio in the offer will provide for a positive adjustment for tendering shareholders to reflect the value of the October-November 2019 and any subsequent Banco Santander dividends not paid to them if the settlement of the offer were to occur after the record date for such October-November dividend, and for a negative adjustment for tendering shareholders to reflect the value of any additional Santander Mexico dividends received by them after the Santander Mexico dividend that is expected to be paid in May 2019.

The offer will be voluntary and, therefore, minority shareholders of Santander Mexico may choose whether or not to participate in the transaction, which will not be subject to a minimum acceptance level. Banco Santander does not currently intend to seek the delisting of Santander Mexico from either the Mexican Stock Exchange or the New York Stock Exchange. In connection with the transaction, Banco Santander shares, which are currently listed in the Sistema Internacional de Cotizaciones of the Mexican Stock Exchange, will be registered in the Mexican Registro Nacional de Valores and listed on the Mexican Stock Exchange.

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1 Each ADS of Santander Mexico represents 5 shares of Santander Mexico. The Exchange Ratio has been set taking into account a maximum number of shares that can be tendered of 1,700 million (therefore excluding the shares held by Santander Group and the shares held in treasury by Santander Mexico to enable the potential conversion of the AT1 instruments that Santander Mexico has in issue).

2 Based on Banco Santander closing price of EUR 4.477, Santander Mexico closing price of Ps. 28.40 and an exchange rate of 21.2826 MXN/EUR on 11 April 2019.

3 For the avoidance of doubt, it is expressly clarified that tendering shareholders will not receive the final dividend against 2018 results to be paid by Banco Santander in early May 2019.

If all shares held by minority shareholders were tendered in the offer, Banco Santander would have to issue approximately 572 million shares at the currently expected consideration, which represents 3.5% of Banco Santander’s current share capital4.

The transaction is consistent with the Santander Group’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and its Mexican subsidiary as well as their long-term growth potential. Banco Santander offers Santander Mexico’s shareholders the opportunity to exchange their shares for a premium or to remain as shareholders of Santander Mexico.

The transaction is attractive for Santander Mexico’s shareholders, as well as for the shareholders of the parent company, Banco Santander. Minority shareholders of Santander Mexico would benefit from the transaction since the offer price, which reflects a 14% premium over the 11 April 2019 closing price, is higher than the analyst consensus target price for Santander Mexico shares5. Moreover, given that the consideration would take the form of shares of Banco Santander, minority shareholders would continue to benefit from exposure to Mexico as well as from a security with high geographic diversification.

The transaction is also beneficial for the shareholders of Banco Santander, as it increases the Group’s growth profile, as well as its capacity to generate capital organically. The transaction is expected to have a return on investment (ROI) of approximately 14.5%, to be neutral on EPS, and to positively contribute to the Group’s CET1 ratio.

Commencement of the offer and the offer itself will be subject to customary conditions in this type of transaction, including regulatory authorizations from the Mexican Comisión Nacional Bancaria y de Valores and the U.S. Securities and Exchange Commission, the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico, as well as approval at Banco Santander’s general shareholders’ meeting.

Boadilla del Monte (Madrid), 12 April 2019

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

If it determines to move forward with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. Santander will also file with the Comisión Nacional Bancaria y de Valores (“CNBV”) a prospecto and/or folleto informativo in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed

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4 Taking into account the market price of Banco Santander at closing on 11 April, an exchange rate MXN/EUR of 21.2826 on that date and the maximum number of shares that can be tendered in the offer mentioned in footnote 1 above.

5 Based on the average of the target price per share of Santander Mexico published by research analysts that cover Santander Mexico.

with the SEC will be available free of charge at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.